CUSIP No. 743815102 (Common Stock)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

The Providence Service Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

743815102

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Ave.

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,338,701 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,338,701 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,701 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.4% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes 1,920,545 shares of common stock, par value $0.001 per share (“Common Stock”) that could be obtained upon the conversion of shares of Series A convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,703,733 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,703,733 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,703,733 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,724,962 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,783,269 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,783,269 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,269 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,032,315 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 396,315 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 396,315 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,315 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 168,498 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 524,149 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 524,149 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,149 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 524,149 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,338,701 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,338,701 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,701 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,920,545 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,338,701 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,338,701 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,701 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,920,545 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

Explanatory Note: This Amendment No. 11 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 30, 2012 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012, Amendment No. 4 to the Initial 13D filed on August 15, 2013, Amendment No. 5 to the Initial 13D filed on October 28, 2014, Amendment No. 6 to the Initial 13D filed on February 23, 2015, Amendment No. 7 to the Initial 13D filed on March 16, 2015, Amendment No. 8 to the Initial 13D filed on March 17, 2017, Amendment No. 9 to the Initial 13D filed on December 13, 2017 and Amendment No. 10 to the Initial 13D filed on May 10, 2018, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Coliseum Capital Co-Invest, L.P., a Delaware limited partnership (“CCC”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 13,023,928 shares of Common Stock outstanding as of May 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2018.

The Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons since the most recent Schedule 13D filed by the Reporting Persons:

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Range of Prices
CCP	Sale	5/22/2018	18,849	$74.78	$74.50 - $75.37
CCP2	Sale	5/22/2018	3,072	$74.78	$74.50 - $75.37
Separate Account	Sale	5/22/2018	7,179	$74.78	$74.50 - $75.37
CCP	Sale	5/23/2018	6,615	$74.82	$74.75 - $75.04
CCP2	Sale	5/23/2018	1,076	$74.82	$74.75 - $75.04
Separate Account	Sale	5/23/2018	2,532	$74.82	$74.75 - $75.04
CCP	Sale	5/23/2018	6,472	$74.14	$74.00 - $74.78
CCP2	Sale	5/23/2018	1,052	$74.14	$74.00 - $74.78
Separate Account	Sale	5/23/2018	2,476	$74.14	$74.00 - $74.78
CCP	Sale	5/24/2018	4,016	$74.05	$74.00 - $74.18
CCP2	Sale	5/24/2018	653	$74.05	$74.00 - $74.18
Separate Account	Sale	5/24/2018	1,531	$74.05	$74.00 - $74.18
CCP	Sale	5/25/2018	1,969	$74.20	$74.00 - $74.25
CCP2	Sale	5/25/2018	319	$74.20	$74.00 - $74.25
Separate Account	Sale	5/25/2018	753	$74.20	$74.00 - $74.25
CCP	Sale	5/30/2018	27,565	$73.40	$73.00 - $73.94
CCP2	Sale	5/30/2018	4,477	$73.40	$73.00 - $73.94
Separate Account	Sale	5/30/2018	10,523	$73.40	$73.00 - $73.94
CCP	Sale	5/30/2018	24,636	$74.37	$74.00 - $74.92
CCP2	Sale	5/30/2018	4,001	$74.37	$74.00 - $74.92
Separate Account	Sale	5/30/2018	9,405	$74.37	$74.00 - $74.92
CCP	Sale	5/30/2018	2,498	$75.12	$75.00 - $75.64
CCP2	Sale	5/30/2018	406	$75.12	$75.00 - $75.64
Separate Account	Sale	5/30/2018	954	$75.12	$75.00 - $75.64
CCP	Sale	5/31/2018	17,796	$72.23	$72.00 - $72.80
CCP2	Sale	5/31/2018	2,883	$72.23	$72.00 - $72.80
Separate Account	Sale	5/31/2018	6,782	$72.23	$72.00 - $72.80
CCP	Sale	5/31/2018	3,175	$73.62	$73.01 - $74.00
CCP2	Sale	5/31/2018	515	$73.62	$73.01 - $74.00
Separate Account	Sale	5/31/2018	1,210	$73.62	$73.01 - $74.00
CCP	Sale	6/1/2018	4,535	$73.62	$73.00 - $73.97
CCP2	Sale	6/1/2018	734	$73.62	$73.00 - $73.97
Separate Account	Sale	6/1/2018	1,731	$73.62	$73.00 - $73.97
CCP	Sale	6/1/2018	31,688	$72.35	$72.00 - $72.99
CCP2	Sale	6/1/2018	5,129	$72.35	$72.00 - $72.99
Separate Account	Sale	6/1/2018	12,092	$72.35	$72.00 - $72.99
CCP	Sale	6/1/2018	2,786	$73.07	$73.00 - $73.20
CCP2	Sale	6/1/2018	451	$73.07	$73.00 - $73.20
Separate Account	Sale	6/1/2018	1,063	$73.07	$73.00 - $73.20

CUSIP No. 743815102 (Common Stock)

Except as set forth below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) reported herein. CCM is an investment adviser whose clients, including CCP, CCP2, CCC and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and the Series A Preferred Stock.

CUSIP No. 743815102 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2018

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL CO-INVEST, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

CHRISTOPHER SHACKELTON

By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact